UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$ 2,900,000.00	100.00%	$2,900,000.00	$113.97(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $66,826..04 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333–140456, of which this pricing supplement is a part. After giving effect to the $113.97 registration fee for this offering, $66,712.07 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 245 dated June 19, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 424(b)(3)
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456

Natixis Securities North America Inc.
Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (negative outlook) (Moody's)/AA+ (Standard & Poor's)/AAA (Fitch)

Specified Currency:	U.S. dollars

Agent:	Natixis Securities North America Inc.
9 West 57th St.
New York, NY 10019

Agent Acting in the Capacity as:	Principal

Issue Price:	100.00%

Reference Share (Ticker)	Initial Reference Level	Coupon Rate Per Annum	Knock-In Level	Knock-In Price	Share Redemption Amount	Maturity Date	Aggregate Face Amount of Notes	Fees and Commissions	Proceeds to Issuer	CUSIP / ISIN of Notes
NVIDIA Corporation (NVDA)	$19.91	22.05%	70.00%	$13.937	50.2260	December 23, 2008	$2,900,000.00	$73,225.00	$2,826,775.00	282645JR2 / US282645JR21

Trade Date:	June 19, 2008

Original Issue Date:	June 23, 2008

Determination Date:	December 18, 2008

Interest Payment Dates:	22.05% per annum, payable monthly in arrears in six equal 1.8375%
payments on each of the following dates: July 23, 2008; August 22, 2008;
September 23, 2008; October 23, 2008; November 21, 2008 and December
23, 2008 (each an Interest Payment Date).

Initial Reference Level:	The reference level of the Reference Shares, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	The closing price of the Reference Shares quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

•
If the closing price of the Reference Shares quoted by the Relevant
Exchange has not been below the Knock-In Price on any Trading Day during the period from the Trade Date up to and including the
Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e.
100.00% of the face amount), or

•
If the Knock-In Level Trigger has occurred, (a) a cash payment of
$1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference
Level, as determined by the calculation agent in its sole discretion, or (b)
a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the
Initial Reference Level.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial
Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference
Level.

Trading Day:	For purposes of the notes offered in this pricing supplement, a Trading Day is any day on which the Relevant Exchange is (or, in the absence of a Market
Disruption Event, would have been) open for trading, without regard to the scheduled closing time.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk factors" in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Eksportfinans ASA.

Selected Risk Considerations

     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the "Risk factors" section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

     The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is www.sec.gov.

     In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

     This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this pricing supplement.

     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

     Any historical upward or downward trend in the price of the Reference Shares during any period shown in this pricing supplement is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this pricing supplement.

Hypothetical Returns on the Notes

     The tables of hypothetical returns contained in this pricing supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Risk factors" beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

     The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

     The market price of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this pricing supplement.

Supplemental Information Regarding Taxation in the United States

     The amount of the stated interest rate on the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

     Deposit Interest for the notes equals 3.19% . The Put Premium is the Interest Rate minus the Deposit Interest.

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

     Please refer to "Taxation in the United States" beginning on page PS-16 of the accompanying product supplement no. 1.

Supplemental Plan of Distribution

     The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of the Trade Date between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

     See "Supplemental plan of distribution" beginning on page PS-19 of the accompanying product supplement no. 1.

Description of NVIDIA Corporation

ISIN: US67066G1040
Relevant Exchange: The NASDAQ Stock Market LLC

According to its publicly available documents, NVIDIA Corporation is engaged in the provision of visual computing technologies and the inventor of the graphic processing unit (GPU). Its products are designed to generate realistic, interactive graphics on consumer and professional computing devices. NVIDIA Corporation serves the entertainment and consumer market with its GeForce products, the professional design and visualization market with its Quadro products, and the high-performance computing market with its Tesla products. NVIDIA Corporation’s GPU business is comprised primarily of its GeForce products that support desktop and notebook personal computers, plus memory products. Its professional solutions business is comprised of its NVIDIA Quadro professional workstation products and other professional graphics products, including its NVIDIA Tesla high-performance computing products. The media and communications processor business segment is comprised of NVIDIA nForce core logic and motherboard GPU products. NVIDIA Corporation’s consumer products business segment is comprised of its GoForce and APX mobile brands and products that support handheld personal media players, personal digital assistants, cellular phones and other handheld devices. Information provided to or filed with the SEC by NVIDIA Corporation pursuant to the Exchange Act can be located on the SEC's website by reference to SEC file number 000-23985.

Historical Performance of NVIDIA Corporation

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End
2005
First Quarter	$9.66	$6.86	$7.92
Second Quarter	$9.53	$7.07	$8.91
Third Quarter	$11.43	$8.61	$11.43
Fourth Quarter	$12.71	$10.48	$12.19
2006
First Quarter	$19.16	$12.74	$19.09
Second Quarter	$20.85	$12.99	$14.19
Third Quarter	$20.65	$11.78	$19.73
Fourth Quarter	$25.80	$18.87	$24.67
2007
First Quarter	$24.05	$18.90	$19.19
Second Quarter	$29.08	$19.05	$27.54
Third Quarter	$36.78	$28.36	$36.24
Fourth Quarter	$39.54	$29.52	$34.02
2008
First Quarter	$33.01	$17.66	$19.79
Second Quarter (through June 18, 2008)	$24.85	$17.91	$19.91

Table of Hypothetical Returns of NVIDIA Corporation

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on an Initial Reference Level of $19.91 and a Knock-In Level of $13.937. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing Price of Reference Shares on Determination Date (NVIDIA Corporation)	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $19.91	$1,000.00	$110.25	$1,110.25	11.0250%
$19.91	$1,000.00	$110.25	$1,110.25	11.0250%
$17.92	$1,000.00	$110.25	$1,110.25	11.0250%
$15.93	$1,000.00	$110.25	$1,110.25	11.0250%
$13.95	$1,000.00	$110.25	$1,110.25	11.0250%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on an Initial Reference Level of $19.91 and a Knock-In Level of $13.937. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing Price of Reference Shares on Determination Date (NVIDIA Corporation)	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $19.91	$1,000.00	$110.25	$1,110.25	11.025%
$19.91	$1,000.00	$110.25	$1,110.25	11.025%
$17.92	$900.00*	$110.25	$1,010.25	1.025%
$15.93	$800.00*	$110.25	$910.25	-8.975%
$13.94	$700.00*	$110.25	$810.25	-18.975%
$9.56	$600.00*	$110.25	$710.25	-28.975%
$7.96	$500.00*	$110.25	$610.25	-38.975%
$3.82	$400.00*	$110.25	$510.25	-48.975%
$2.87	$300.00*	$110.25	$410.25	-58.975%
$0.76	$200.00*	$110.25	$310.25	-68.975%
$0.38	$100.00*	$110.25	$210.25	-78.975%
$0.00	$0.00*	$110.25	$110.25	-88.975%

* Payable in Reference Shares of NVIDIA Corporation.